Copart, Inc.

For Immediate Release

Copart Announces Preliminary Results of its Tender Offer

Fairfield, Calif. (January 18, 2011) – Copart, Inc. (NASDAQ: CPRT) announced today the preliminary results of its tender offer to purchase up to 10,526,315 shares of its common stock at a price of $38.00 per share, which expired at 5:00 p.m., New York City time, on Friday, January 14, 2011. Based on the preliminary count by Computershare Trust Company, N.A., the Depositary for the tender offer, 15,095,268 shares of Copart common stock were properly tendered and not withdrawn (excluding 5,992,024 shares tendered pursuant to guaranteed delivery procedures). Accordingly, Copart will accept for purchase a total of 12,172,088 shares at a purchase price of $38.00 per share, for a total cost of approximately $462.5 million. The shares expected to be purchased are comprised of the 10,526,315 shares Copart offered to purchase and an additional 1,645,773 shares to be purchased pursuant to Copart’s right to purchase additional shares up to 2% of its outstanding shares, and represent approximately 14.8% of Copart’s issued and outstanding shares as of January 14, 2011.

Because the offer was oversubscribed, the number of shares that Copart will purchase from each tendering shareholder will be pro-rated. Based upon the preliminary count, Copart estimates that the pro-ration factor will be approximately 80.7%, excluding shares tendered pursuant to guaranteed delivery procedures, or 57.7%, assuming all shares tendered pursuant to guaranteed delivery procedures are properly delivered. The number of shares tendered and not withdrawn and the pro-ration factor are preliminary and are subject to:  verification by Computershare Trust Company, N.A.; the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures); and the impact of odd-lot tenders. The actual number of shares validly tendered and not withdrawn and the pro-ration factor will be announced promptly following completion of the verification process. Promptly after such announcement, the Depositary will issue payment for the shares validly tendered and accepted for purchase under the tender offer and will return all other shares tendered.

Copart also announced that it has drawn down approximately $400.0 million under its previously announced $400.0 million term loan facility, which will be used, together with cash on hand, to pay for the shares accepted for purchase in the tender offer.

Georgeson Inc. is acting as the Information Agent, and the Depositary is Computershare Trust Company, N.A. For questions and information, please call the Information Agent toll free at (800) 223-2064 (banks and brokers call collect at (212) 440-9800).

About Copart

Copart, founded in 1982, provides vehicle sellers with a full range of remarketing services to process and sell salvage and clean title vehicles to dealers, dismantlers, rebuilders, exporters and, in some states, to end users. Copart remarkets the vehicles through Internet sales utilizing its patented VB2 technology.  Copart sells vehicles on behalf of insurance companies, banks, finance companies, fleet operators, dealers, car dealerships, the general public and others. Copart currently operates 152 facilities in the United States, Canada and the United Kingdom. Salvage vehicles are either damaged vehicles deemed a total loss for insurance or business purposes or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. For more information, or to become a member, visit www.copart.com.

Forward-Looking Statements

This press release contains forward-looking statements, such as references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that shareholders may not tender their shares in the tender offer, or to other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the SEC, including our Schedule TO and the documents referred to therein.

Copart, Inc. ~ 4665 Business Center Drive, Fairfield, California 94534 ~ (707) 639-5000

Copart, Inc.

The statements presented in this press release speak only as of the date of the release. Please note that except as required by applicable law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Contact:	Cindy Cross, Assistant to the Chief Financial Officer
(707) 639-5427

Copart, Inc. ~ 4665 Business Center Drive, Fairfield, California 94534 ~ (707) 639-5000